ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

03007021

February 17, 2003

FILE No. 82-4221

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 165 SECTION

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated February 17, 2003

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

PER: BARBARA O'NEILL
SECRETARY

PROCESSED MAR 10 2003 THOMSON FINANCIAL

Enclosures

dlw 3/3

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Announces Independent Reseller Program

Woodstock ON – February 17, 2003 — Poised to take advantage of the latest in ASP technologies and an anticipated turn-around in the North American economy; Aloak is pleased to announce an exciting new reseller program catering to systems integrators and value-added resellers who are focused on the micro-to-small business market.

The **Aloak Independent Web Consultant** reseller program gives service providers in a variety of disciplines - from individual sales advisors through to accounting firms and advertising agencies - the means to increase their revenues and profits through a powerful combination of web and e-mail hosting application services.

"The current Web hosting market can be characterized as early adopter, generally more technically savvy than the average small-business owner," said Clyde Beattie, Chairman and CEO of Aloak Inc. "There is a very large market opportunity as most small businesses and home offices do not have a Web site."

Having spent 3+ years developing its ASP solutions, Aloak is poised to be a leader in both the early adopter market and the small-business mass market. This move will help broaden Aloak from a Web hosting services company to a Web solutions provider for micro-to-small businesses.

In today's hyper-competitive and cost conscious economy small businesses must have access to all aspects of doing business online in order to find and better serve their customers. Unlike big businesses, these smaller businesses typically have no data centers and no dedicated IT staff. They need someone else to do all this on their behalf. Together with our channel partners, Aloak can provide software tailored to small-business needs, tightly integrated with facilities manned 24x7.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Continued >

ALOAK™ NewsRelease

Internet Solutions for Small Business

Contacts

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Steven Groves, VP – Major Accounts
Voice: 877-525-6252 Ext. 300
Email: steve.groves@aloak.ca
